PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 6, 1998)
                                  $100,000,000

                                                                       [GRAPHIC]
                       ERP OPERATING LIMITED PARTNERSHIP

                   REMARKETED RESET NOTES DUE AUGUST 21, 2003
                               ------------------

    ERP Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"), is offering (the "Offering") $100,000,000 aggregate principal amount of Remarketed Reset Notes due August 21, 2003 (the "Notes").

    During the period from and including August 21, 1998 to but excluding August 23, 1999 (the "Initial Spread Period"), the interest rate on the Notes will be reset quarterly, and will equal LIBOR plus the applicable Spread. The Spread during the Initial Spread Period is .45%. After the Initial Spread Period, the character and duration of the interest rate on the Notes will be agreed to by the Operating Partnership and the Remarketing Underwriter on each applicable Duration/Mode Determination Date, and the Spread will be agreed to by the Operating Partnership and the Remarketing Underwriter on the corresponding Spread Determination Date. Interest on the Notes during each Subsequent Spread Period shall be payable, as applicable, either (i) at a floating interest rate (such Notes being in the "Floating Rate Mode," and such interest being a "Floating Rate"), or (ii) at a fixed interest rate (such Notes being in the "Fixed Rate Mode," and such interest rate being a "Fixed Rate"), in each case as determined by the Operating Partnership and the Remarketing Underwriter in accordance with a Remarketing Agreement between the Operating Partnership and the Remarketing Underwriter (the "Remarketing Agreement"). Capitalized terms used but not defined on this cover page shall have the meanings ascribed to them under "Description of the Notes" contained herein.

    After the Initial Spread Period, the Spread applicable to each Subsequent Spread Period will be determined on each subsequent Spread Determination Date that immediately precedes the beginning of the corresponding Subsequent Spread Period, pursuant to agreement between the Operating Partnership and the Remarketing Underwriter (except as otherwise provided below), and the interest rate mode used for each Subsequent Spread Period may be a Floating Rate Mode or a Fixed Rate Mode, at the discretion of the Operating Partnership and the Remarketing Underwriter. If the Operating Partnership and the Remarketing Underwriter are unable to agree on the Spread, (1) the Subsequent Spread Period will be one year, (2) the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period will be the Alternate Spread and (4) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least five

                                                        (CONTINUED ON NEXT PAGE)
                            ------------------------
NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION
      HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

    The Notes will be sold to the public at varying prices to be determined by the Underwriters at the time of each sale. The net proceeds to the Operating Partnership, before deducting expenses payable by the Operating Partnership (estimated to be approximately $300,000), will be 99.65% of the principal amount of the Notes sold and the aggregate net proceeds will be $99,650,000. For further information with respect to the plan of distribution and any discounts, commissions or profits on resales of Notes that may be deemed underwriting discounts or commissions, see "Underwriting."

    The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC in New York, New York on or about August 21, 1998.
                            ------------------------

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
                                ----------------

           The date of this Prospectus Supplement is August 18, 1998.

Business Days' notice given by no later than the fifth Business Day after the relevant Spread Determination Date, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date, except that the Notes may not be redeemed prior to the Tender Date, or later than the last day of such one-year Subsequent Spread Period. During the Initial Spread Period, interest on the Notes will be payable quarterly in arrears on November 23, 1998, February 23, 1999, May 24, 1999 and August 23, 1999 (or, if not a Business Day, on the next succeeding Business Day, except as described herein). After the Initial Spread Period, (i) if the Notes are in the Floating Rate Mode, interest on the Notes will be payable, unless otherwise specified on the applicable Duration/Mode Determination Date, quarterly in arrears on each February 23, May 23, August 23 and November 23 during the applicable Subsequent Spread Period, or (ii) if the Notes are in the Fixed Rate Mode, interest on the Notes will be payable, unless otherwise specified on the applicable Duration/Mode Determination Date, semiannually in arrears on each February 23 and August 23 during the applicable Subsequent Spread Period. "Interest Payment Dates" as used herein shall mean any date interest is paid on the Notes. See "Description of the Notes."

    The Notes are not redeemable prior to August 23, 1999. Thereafter, the Notes may be redeemed, at the option of the Operating Partnership, on such date, on each Commencement Date and on those Interest Payment Dates that are specified as redemption dates by the Operating Partnership on the applicable Duration/Mode Determination Date, in whole or in part, upon notice thereof given at any time during the 30 calendar day period ending on the tenth Business Day prior to the redemption date, in accordance with the redemption type selected on the Duration/Mode Determination Date. Unless previously redeemed, the Notes will mature on August 21, 2003. See "Description of the Notes--Redemption of the Notes."

    The Notes will be represented by a single Global Note registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued.

    If the Operating Partnership and the Remarketing Underwriter agree on the Spread with respect to any Subsequent Spread Period, each Note may be tendered to the Remarketing Underwriter for purchase from the tendering holder of Notes at 100% of its principal amount and for remarketing by the Remarketing Underwriter on the date immediately following the end of each Subsequent Spread Period (the "Tender Date"). In the case of the Initial Spread Period, the Notes may be tendered on August 23, 1999. Notice of a beneficial owner's election to tender to the Remarketing Underwriter must be received by the Remarketing Underwriter during the period beginning at 3:00 p.m., New York City time, on the relevant Spread Determination Date and ending at 12:00 noon, New York City time, on the second Business Day following the relevant Spread Determination Date. The obligation of the Remarketing Underwriter to purchase tendered Notes from the tendering holders of Notes will be subject to certain conditions and termination events customary in the Operating Partnership's public offerings. If the Remarketing Underwriter does not purchase all tendered Notes on the relevant Tender Date, (1) all Tender Notices relating thereto will be null and void, (2) none of the Notes for which such Tender Notices shall have been given will be purchased by the Remarketing Underwriter on such Tender Date, (3) the Subsequent Spread Period will be one year, which Subsequent Spread Period shall be deemed to have commenced upon the applicable Commencement Date, (4) the Notes will be reset to the Floating Rate Mode, (5) the Spread for such Subsequent Spread Period will be the Alternate Spread and (6) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least ten Business Days' notice given by no later than the fifth Business Day following the relevant Tender Date, on the date set forth in such notice, which shall be not later than the last day of such Subsequent Spread Period, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date. No beneficial owner of any Note shall have any rights or claims against the Operating Partnership or the Remarketing Underwriter as a result of the Remarketing Underwriter not purchasing such Notes, except that such beneficial owner shall have the right to receive the Alternate Spread on such Notes from the Operating Partnership. See "Description of Notes--Tender at Option of Beneficial Owners."

    THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    THE OFFERING

               FOR A MORE COMPLETE DESCRIPTION OF THE NOTES SPECIFIED IN THE FOLLOWING SUMMARY, INCLUDING DEFINITIONS OF CAPITALIZED TERMS NOT OTHERWISE FOUND THEREIN, SEE "DESCRIPTION OF THE NOTES" IN THIS PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

Securities Offered . . . . . . . .      $100,000,000 aggregate principal amount
                                        of Remarketed Reset Notes due August 21,
                                        2003.


Maturity . . . . . . . . . . . . .      The Notes will mature on August 21,
                                        2003, unless previously redeemed.

Interest Payment Due . . . . . . .      During the Initial Spread Period,
                                        interest on the Notes will be payable
                                        quarterly in arrears on November 23,
                                        1998, February 23, 1999, May 24, 1999
                                        and August 23, 1999.  During the Initial
                                        Spread Period, the interest rate on the
                                        Notes will be reset quarterly.  After
                                        the Initial Spread Period, interest on
                                        the Notes will be payable in arrears (i) on each February 23, May 23, August 23, and November 23, during the Subsequent
                                        Spread Period in the case of Notes in
                                        the Floating Rate Mode or (ii) on each
                                        February 23 and August 23 during the
                                        Subsequent Spread Period in the case of
                                        Notes in the Fixed Rate Mode, in either
                                        case unless otherwise specified by the
                                        Operating Partnership and the
                                        Remarketing Underwriter on the
                                        applicable Duration/Mode Determination
                                        Date in connection with the
                                        establishment of each Subsequent Spread
                                        Period.  See "Description of the Notes."

Ranking. . . . . . . . . . . . . .      The Notes will be direct, unsecured
                                        obligations of the Operating Partnership and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the
                                        Operating Partnership outstanding from
                                        time to time.  The Notes will be
                                        effectively subordinated to the prior
                                        claims of each secured mortgage lender
                                        to any specific property which secures
                                        such lender's mortgage.

Redemption . . . . . . . . . . . .      The Notes may not be redeemed by the
                                        Operating Partnership prior to August
                                        23, 1999.  On that date, on each
                                        Commencement Date and on those Interest
                                        Payment Dates specified as redemption
                                        dates by the Operating Partnership on
                                        each Duration/Mode Determination Date,
                                        the Notes may be redeemed at the option
                                        of the Operating Partnership, as
                                        described herein. The Notes may also be redeemed at the option of the Operating
                                        Partnership under certain circumstances, as described herein. See "Description of the Notes - Tender at Option of Beneficial Owners" and "--Redemption of the Notes."

Form . . . . . . . . . . . . . . .      The Notes will be issued and maintained
                                        in book-entry form registered in the
                                        name of the nominee of DTC, except under the limited circumstances described herein. See "Description of the Notes -
                                        Tender at Option of Beneficial Owners"
                                        and "--Book-Entry System."

Use of Proceeds. . . . . . . . . .      The net proceeds to the Operating
                                        Partnership from the Offering
                                        (approximately $99.35 million) will be
                                        used to pay down existing indebtedness
                                        under its $500 million unsecured line of credit (the "Line of Credit").

Limitations on Incurrence of
   Debt  . . . . . . . . . . . . .      For a description of certain covenants
                                        applicable to the Notes, see
                                        "Description of Debt Securities--Certain
                                        Covenants" and "--Additional Covenants
                                        and/or Modifications to the Covenants
                                        Described Above" in the accompanying
                                        Prospectus.

     THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. AS USED HEREIN, THE "OPERATING PARTNERSHIP" SHALL BE DEEMED TO MEAN THE OPERATING PARTNERSHIP AND THOSE ENTITIES OWNED OR CONTROLLED BY IT ON A CONSOLIDATED BASIS, UNLESS THE CONTEXT INDICATES OTHERWISE. AS USED HEREIN, THE TERM "COMPANY" INCLUDES EQUITY RESIDENTIAL PROPERTIES TRUST ("EQR") AND THOSE ENTITIES OWNED OR CONTROLLED BY IT ON A CONSOLIDATED BASIS (THE "SUBSIDIARIES"), AS THE SURVIVOR OF THE MERGERS BETWEEN EQR AND EACH OF WELLSFORD RESIDENTIAL PROPERTY TRUST ("WELLSFORD") AND EVANS WITHYCOMBE RESIDENTIAL, INC. ("EWR") AND EACH OF EQR, WELLSFORD AND EWR AS PREDECESSORS TO THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.


                             THE OPERATING PARTNERSHIP

     The Notes offered hereby are being issued by the Operating Partnership which is managed by its general partner, Equity Residential Properties Trust (the "Company"). The Company, one of the largest publicly traded real estate investment trusts ("REITs") (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed
equity REIT.   EQR was organized in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "EQR IPO"). EQR was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. In May 1997, EQR completed the acquisition of the multifamily property business of Wellsford through the tax-free merger of EQR and Wellsford. In December 1997, EQR completed the acquisition of the multifamily property business of EWR through the tax-free merger of EQR and EWR. The Company's senior executives average over 24 years of experience in the multifamily property business.

     All of the Company's interests in multifamily properties are held or controlled directly or indirectly by, and substantially all of its operations relating to multifamily properties are conducted through, the Operating Partnership. The Company controls the Operating Partnership as the sole general partner and, as of August 18, 1998, owned approximately 88% of the Operating Partnership's outstanding partnership interests.

     The Operating Partnership is the largest owner of multifamily properties in the United States (based on the number of apartment units owned and total revenues earned). As of August 18, 1998, the Operating Partnership owned or had interests in a portfolio of 569 multifamily properties (individually a "Property" and collectively the "Properties") containing 159,047 apartment units and managed 9,295 additional units owned by affiliated entities. Since the EQR IPO, at which time the Operating Partnership owned 69 Properties, and through August 18, 1998, the Operating Partnership has acquired, directly or indirectly, interests in an additional 525 Properties containing 143,805 units for a total purchase price of approximately $8.2 billion, including the assumption of approximately $2.4 billion of mortgage indebtedness and unsecured notes. Since the EQR IPO and through August 18, 1998, the Operating Partnership has disposed of 25 of its properties and a portion of one of its Properties containing an aggregate of 6,483 units and a vacant land parcel for a total sales price of approximately $191.7 million and the release of mortgage indebtedness in the amount of approximately $27.5 million. The Operating Partnership's interest in six of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consisted solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. As of August 18, 1998, the Properties had an average occupancy rate of approximately 95%. The Properties are located throughout the United States in the following 35 states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin.

     The Operating Partnership's executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Operating Partnership has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Tukwila and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

                                RECENT DEVELOPMENTS

MERGER ACTIVITY

     On July 8, 1998, EQR entered into an Agreement and Plan of Merger regarding the planned acquisition of the multifamily property business of Merry Land & Investment Company, Inc. ("Merry Land"), a Georgia corporation, through the tax free merger of EQR and Merry Land (the "Merger"). The transaction was valued at approximately $2.2 billion and includes 118 multifamily properties containing 34,990 units. In the Merger, each outstanding share of common stock of Merry Land will be converted to .53 of a common share of EQR. The Merger is subject to approval of the shareholders of EQR and Merry Land and, therefore, completion of the Merger is conditioned upon such approval and certain other closing conditions. Upon completion of the Merger, it is expected that EQR will contribute the assets of Merry Land to the Operating Partnership in exchange for additional partnership interests in the Operating Partnership.

     Merry Land is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), including Merry Land's Annual Report on Form 10-K for the year ended December 31, 1997. Reports, proxy statements and other information filed by Merry Land can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is: http://www.sec.gov. The shares of common stock of Merry Land are currently listed on the New York Stock Exchange ("NYSE") and such reports, proxy statements and other information concerning Merry Land can be inspected at the offices of NYSE, 20 Broad Street, New York, New York 10005.


ACQUISITIONS

     From January 1, 1998 through August 18, 1998, the Operating Partnership acquired 92 Properties containing an aggregate of 21,399 units at a total purchase price of approximately $1.5 billion (including the assumption of mortgage indebtedness of approximately $423.9 million). The Operating Partnership funded the cash portion of these acquisitions primarily with proceeds from previous securities issuances by the Company, its Line of Credit and working capital. See "Securities Issuances" below.


PROBABLE ACQUISITIONS

     As of August 18, 1998, the Operating Partnership had entered into contracts with sellers to acquire 13 additional properties containing 3,735 units which are located in seven states (collectively, the "Properties Under Contract").
The total combined purchase price for the Properties Under Contract is approximately $230 million, including the assumption of approximately $85.2 million of mortgage indebtedness. There can be no assurance that these 13 Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated. The Operating Partnership anticipates that the acquisition of the Properties Under Contract will be funded with its working capital and/or its Line of Credit. The Operating Partnership believes that the Properties Under Contract can be integrated into its system of management offices without any significant corresponding increase in the costs of operations of such offices.


PENDING ACQUISITIONS

     ADDITIONAL PROPERTIES UNDER CONTRACT

     As of August 18, 1998, the Operating Partnership had not entered into contracts with sellers to acquire any other additional properties under contract (the "Additional Properties Under Contract").

     PROPERTIES UNDER NEGOTIATION

     As of August 18, 1998, the Operating Partnership was also negotiating with various sellers for the acquisition of four additional properties (the "Properties Under Negotiation") containing 680 units for a purchase price of approximately $42.8 million, including the assumption of approximately $9.5 million of mortgage indebtedness. With respect to the Properties Under Negotiation, the Operating Partnership was negotiating the significant terms of the purchase contracts for such properties.

The Operating Partnership anticipates that, if and when entered into, the purchase contracts for the Properties Under Negotiation will contain due diligence contingency provisions that will allow the Operating Partnership to conduct extensive investigations of such properties and will give the Operating Partnership flexibility to terminate such contracts with a full refund of earnest money if the Operating Partnership becomes dissatisfied with the Properties Under Negotiation in any way, in its sole discretion, during such review period. If the Operating Partnership acquires the Properties Under Negotiation, it is expected that the terms and conditions of such acquisitions will be similar to other acquisitions of Properties made by the Operating Partnership. The purchase price for the Properties Under Negotiation is expected to be funded primarily with the Operating Partnership's Line of Credit. In addition, the Company or the Operating Partnership may consider issuing additional equity or debt securities to finance some or all of such potential acquisitions. There can be no assurance, however, that the Properties Under Negotiation will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

DISPOSITIONS

     From January 1, 1998 through August 18, 1998, the Operating Partnership disposed of its interests in seven properties containing 1,448 units for an aggregate sales price of approximately $61.9 million, including the release of approximately $7 million of mortgage indebtedness. The net proceeds of these dispositions were or will be used for the acquisition of additional properties.

SECURITIES ISSUANCES

     Since January 1, 1998, the Operating Partnership has raised approximately $306 million pursuant to one public offering of its Debt Securities. Since January 1, 1998, the Company has raised an aggregate of approximately $358 million pursuant to six separate public offerings of EQR's common shares of beneficial interest. In addition, from January 1, 1998, through August 18, 1998, the Company has raised approximately $50.1 million pursuant to its Distribution Reinvestment and Share Purchase Plan.

AGREEMENT OF LIMITED PARTNERSHIP

     The Operating Partnership adopted its Fifth Amended and Restated Agreement of Limited Partnership as of August 1, 1998.

                                  USE OF PROCEEDS

     The net proceeds to the Operating Partnership from the Offering are estimated at $99,350,000 after the deduction of the underwriting discount and the estimated expenses payable by the Operating Partnership. The Operating Partnership intends to use the net proceeds of this offering to pay down existing indebtedness on its Line of Credit, which bears interest at a weighted average rate of 6.05% and matures in November 1999. As of August 18, 1998, $340 million was outstanding under the Line of Credit.

                              BUSINESS AND PROPERTIES

     The Operating Partnership is managed by the Company. The Company is a self-administered and self-managed equity REIT. EQR was established in 1993 to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the multifamily property business since 1969. The Company is a fully integrated real estate concern that acquires, improves, operates and manages its Properties. The Operating Partnership has benefited, and expects to benefit, from the following elements:

DIVERSIFIED PORTFOLIO

     As of August 18, 1998, the Operating Partnership owned or had interests in a portfolio of 569 Properties containing 159,047 apartment units located in 35 states. As of such date, the Operating Partnership was the largest owner of multifamily properties in the United States (based on the number of apartment units owned and total revenues earned). The Operating Partnership's interest in six of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consisted solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. No single Property represents more than approximately 1.0% of total apartment units. The distribution of the Properties throughout the United States reflects the Operating Partnership's belief that geographic diversification helps insulate the portfolio from regional and local economic influences. At the same time, the Operating Partnership has sought to create clusters of Properties within each of its primary markets to achieve economies of scale in management and operation. The Operating Partnership has 30 management offices in the following cities: Chicago, Illinois; Denver, Colorado; Seattle, Tukwila and Redmond, Washington; Bethesda, Maryland; Atlanta, Georgia; Las Vegas, Nevada; Scottsdale and Tucson, Arizona; Portland, Oregon; Dallas, Houston and San Antonio, Texas; Irvine, Pleasant Hill and Stockton, California; Ypsilanti, Michigan; Charlotte and Raleigh, North Carolina; Tampa, Jacksonville and Ft. Lauderdale, Florida; Kansas City, Kansas; Minneapolis, Minnesota; Louisville, Kentucky; Tulsa, Oklahoma; Boston, Massachusetts; and Nashville and Memphis, Tennessee.

EXPERIENCED MANAGEMENT

     The Company's senior executives average over 24 years of experience in the multifamily property business. The Operating Partnership has a fully integrated management team: an Acquisitions Department that is dedicated exclusively to the property acquisition function and is in constant contact with principals and brokers nationwide; an Asset Management Department that establishes strategic plans with respect to the portfolio including the development and implementation of long-term business plans, asset financings, property repositionings, expansions, and property disposition decisions; a Property Management Department that aggressively manages the portfolio through significant interaction with on-site property managers at each Property; an Accounting and Finance Department that maintains the books and records of the Properties and generates timely financial reports; a Capital Markets Department that manages investor relations and capital raising; and a Legal Department that oversees all of the Operating Partnership's legal affairs.

SOPHISTICATED MANAGEMENT INFORMATION SYSTEMS

     The Operating Partnership makes extensive use of management information systems. The Operating Partnership has installed on-site computers at every Property, except for the newly acquired Properties at which such computers will be installed, that are capable of compiling and forwarding to the Operating Partnership's Regional Operations Centers on a daily basis numerous standardized reports including daily occupancy, lease expiration and renewals, prospective tenants and rental rate information. Quality controls are maintained through the Operating Partnership's practice of (i) conducting resident satisfaction surveys, (ii) surveying residents that move out of the Properties, and (iii) surveying prospective tenants who select alternative housing.

THE PROPERTIES

     As of August 18, 1998, the Operating Partnership owned or had interests in a portfolio of 569 Properties located in 35 states containing 159,047 apartment units with the largest having 1,420 units and the smallest having 40 units. The average number of units per Property was approximately 280. The units are typically contained in a series of two-story buildings. As of August 18, 1998, the Properties had an average occupancy rate of approximately 95%. Tenant leases are generally year-to-year and require security deposits. The Properties typically provide residents with attractive amenities, including a clubhouse, swimming pool, laundry facilities and cable television access. Certain Properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms.
                                        S-8

               The following chart sets forth certain information regarding the Properties on a state-by-state basis.


                                 PROPERTIES BY STATE
                               (AS OF AUGUST 18, 1998)


                    NUMBER OF            NUMBER OF            % OF UNITS
STATE               PROPERTIES             UNITS             IN PORTFOLIO
Alabama                 3                      814              0.512%
Arizona                74                   21,802             13.708%
Arkansas                4                    1,039              0.653%
California             67                   17,431             10.959%
Colorado               30                    7,880              4.955%
Connecticut             3                      563              0.354%
Florida                41                   11,072              6.961%
Georgia                27                    8,119              5.105%
Idaho                   1                      120              0.075%
Illinois                7                    3,322              2.089%
Indiana                 1                      320              0.201%
Iowa                    2                      386              0.243%
Kansas                  6                    2,392              1.504%
Kentucky                8                    2,169              1.364%
Maine                   5                      672              0.422%
Maryland               15                    3,977              2.500%
Massachusetts           6                    1,520              0.956%
Michigan               11                    4,084              2.568%
Minnesota              18                    3,803              2.391%
Missouri                7                    1,576              0.991%
Nevada                 13                    4,035              2.537%
New Hampshire           1                      390              0.245%
New Jersey              3                    1,388              0.873%
New Mexico              4                    1,073              0.675%
North Carolina         21                    5,636              3.544%
Ohio                    6                    2,683              1.687%
Oklahoma               14                    3,981              2.503%
Oregon                 11                    3,448              2.168%
South Carolina          6                    1,045              0.657%
Tennessee              15                    4,232              2.661%
Texas                  70                   21,054             13.238%
Utah                    4                    1,426              0.896%
Virginia               10                    3,133              1.970%
Washington             51                   11,181              7.030%
Wisconsin               4                    1,281              0.805%
                     ------              -----------           --------
      TOTAL           569 (1)              159,047            100.000%
                     ------              -----------           --------
                     ------              -----------           --------


_________________________
(1) The Operating Partnership's interest in six of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties.

     For additional information with respect to the Properties, see the Operating Partnership's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1997, and its Quarterly Reports on Form 10-Q for the three- and six-month periods ended March 31, 1998 and June 30, 1998, respectively, which reports are incorporated by reference into the accompanying Prospectus.

                    SELECTED FINANCIAL AND OPERATING INFORMATION

     The following table sets forth selected financial and operating information on a historical basis for the Operating Partnership. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Operating Partnership's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1997, the Operating Partnership's Quarterly Report on Form 10-Q for the six-month period ended
June 30, 1998, and the Current Reports on Form 8-K dated June 25, 1998 and July 23, 1998 (as amended by Form 8-K/A), which documents are incorporated by reference into the accompanying Prospectus. In the opinion of management, the operating data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.


                         ERP OPERATING LIMITED PARTNERSHIP
                   CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
          (AMOUNTS IN THOUSANDS EXCEPT PER PARTNERSHIP INTEREST/UNIT DATA)


                                              SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                            ----------------------------    ------------------------------------------------------
                                                 1998            1997          1997          1996            1995          1994
                                              -----------     ----------    ----------    ----------    -----------     ----------
OPERATING DATA:

REVENUES
  Rental income                               $  571,370     $  290,799    $  707,733    $  454,412     $  373,919     $  220,727
  Fee and asset management                         2,790          3,110         5,697         6,749          7,030          4,739
  Interest income-investment
    in mortgage notes                             10,221          8,011        20,366        12,819          4,862              -
  Interest and other income                        9,010          4,404        13,525         4,405          4,573          5,568
                                              -----------     ----------    ----------    ----------    -----------     ----------
    Total revenues                               593,391        306,324       747,321       478,385        390,384        231,034
                                              -----------     ----------    ----------    ----------    -----------     ----------
EXPENSES
  Property and maintenance                       137,910         70,760       176,075       127,172        112,186         66,534
  Real estate taxes and insurance                 56,484         29,667        69,520        44,128         37,002         23,028
  Property management                             25,110         11,819        26,793        17,512         15,213         10,249
  Property management-non-recurring                    -              -             -             -              -            879
  Fee and asset management                         2,240          1,569         3,364         3,837          3,887          2,056
  Depreciation                                   131,910         62,775       156,644        93,253         72,410         37,273
  Interest:
     Expense incurred                            105,651         50,924       121,324        81,351         78,375         37,044
     Amortization of deferred
       financing costs                             1,275          1,220         2,523         4,242          3,444          1,930
  General and administrative                      10,271          6,206        15,064         9,857          8,129          6,053
                                              -----------     ----------    ----------    ----------    -----------     ----------
     Total expenses                              470,851        234,940       571,307       381,352        330,646        185,046
                                              -----------     ----------    ----------    ----------    -----------     ----------
Income before gain on disposition of
  properties and extraordinary items             122,540         71,384       176,014        97,033         59,738          45,988
Gain on disposition of properties                 11,092          3,632        13,838        22,402         21,617               -
                                              -----------     ----------    ----------    ----------    -----------     ----------

Income before extraordinary items                133,632         75,016       189,852       119,435         81,355          45,988
  Extraordinary items:
  Write-off of unamortized costs
     on refinanced debt                                -              -             -       (3,512)              -               -
  Gain on early extinguishment
    of debt                                            -              -             -             -          2,000               -
                                              -----------     ----------    ----------    ----------    -----------     ----------
Net income                                    $  133,632     $   75,016    $  189,852    $  115,923     $   83,355      $   45,988
                                              -----------     ----------    ----------    ----------    -----------     ----------
                                              -----------     ----------    ----------    ----------    -----------     ----------
Net income per weighted average
 partnership interest outstanding             $     0.86     $     0.86    $     1.79    $     1.70     $     1.68      $     1.34
                                              -----------     ----------    ----------    ----------    -----------     ----------
                                              -----------     ----------    ----------    ----------    -----------     ----------

Weighted average partnership
   interests outstanding                         105,077         62,787        73,182        51,108         42,749          34,150
                                              -----------     ----------    ----------    ----------    -----------     ----------
                                              -----------     ----------    ----------    ----------    -----------     ----------
Net income per weighted average
partnership interest outstanding-             $     0.85     $     0.85    $     1.76    $     1.69     $     1.67      $     1.34
assuming dilution
                                              -----------     ----------    ----------    ----------    -----------     ----------
                                              -----------     ----------    ----------    ----------    -----------     ----------



                                            SIX MONTHS ENDED JUNE 30,                     YEAR ENDED DECEMBER 31,
                                          -----------------------------  ------------------------------------------------------
                                               1998            1997          1997          1996             1995          1994
                                            -----------     ----------    ----------    ----------    -----------     ----------

BALANCE SHEET DATA:
  Real estate, before accumulated
    Depreciation                          $  7,968,121    $  4,482,434   $ 7,121,435   $  2,983,510  $  2,188,939   $  1,963,476
  Real estate, after accumulated
    Depreciation                          $  7,394,762    $  4,124,835   $ 6,676,673   $  2,681,998  $  1,970,600   $  1,770,735
  Total assets                            $  8,000,039    $  4,738,734   $ 7,094,631   $  2,986,127  $  2,141,260   $  1,847,685
  Total debt                              $  3,378,860    $  1,758,388   $ 2,948,323   $  1,254,274  $  1,002,219   $    994,746
  9 3/8% Series A Cumulative
    Redeemable Preference Units           $    153,000    $    153,000   $   153,000   $    153,000  $    153,000   $          -
  9 1/8% Series B Cumulative
    Redeemable Preference Units           $    125,000    $    125,000   $   125,000   $    125,000  $    125,000   $          -
  9 1/8% Series C Cumulative
    Redeemable Preference Units           $    115,000    $    115,000   $   115,000   $    115,000  $          -   $          -
  8.60% Series D Cumulative
    Redeemable Preference Units           $    175,000    $    175,000   $   175,000   $          -  $          -   $          -
  Series E Cumulative
    Convertible Preference Units          $     99,950    $     99,995   $    99,963   $          -  $          -   $          -
  9.65% Series F Cumulative
    Redeemable Preference Units           $     57,500    $     57,500   $    57,500   $          -  $          -   $          -
  7 1/4% Series G Convertible
    Cumulative Preference Units           $    316,250    $          -   $   316,250   $          -  $          -   $          -
  Partners' capital                       $  3,300,072    $  2,116,411   $ 2,921,682   $  1,216,467  $    750,902   $    761,373



                              DESCRIPTION OF THE NOTES

GENERAL

     The Notes constitute a separate series of securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture, dated as of October 1, 1994 (the "Indenture") between the Operating Partnership and The First National Bank of Chicago, as trustee (the "Trustee"). The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following description of the particular terms of the Notes offered hereby (referred to herein as the "Notes" and in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus and to the Notes to be issued thereunder and to the Remarketing Agreement and the Remarketing Underwriting Agreement (the forms of which will be filed, pursuant to a Current Report on Form 8-K, as exhibits to the Registration Statement of which the accompanying Prospectus forms a part). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the accompanying Prospectus or the Indenture, as the case may be.

     The Notes will be limited to $100,000,000 in aggregate principal amount and will mature, unless previously redeemed, on August 21, 2003. The Notes will be direct, unsecured obligations of the Operating Partnership and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Operating Partnership outstanding from time to time. The Notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific Property which secures such lender's mortgage. As of June 30, 1998, such mortgages aggregated approximately $1.8 billion. As of June 30, 1998, the outstanding indebtedness of the Operating Partnership with which the Notes will rank equally was approximately $1.4 billion (net of a $4.1 million discount and including a $7.4 million premium). As of June 30, 1998, the Operating Partnership's total debt was approximately $3.4 billion, and on a pro forma basis giving effect to this Offering, the total outstanding indebtedness of the Operating Partnership was approximately $3.5 billion. Subject to certain limitations set forth in the Indenture, and as described under "Description of Debt Securities--Certain Covenants--Limitations on Incurrence of Indebtedness" and "--Additional Covenants and/or Modifications to the Covenants Described Above" in the accompanying Prospectus, the Indenture permits the Operating Partnership to incur additional secured and unsecured indebtedness.

     The Notes will be issued only in fully registered, book-entry form. See "--Book-Entry System" below.

     The Notes will not be subject to a sinking fund.

CERTAIN COVENANTS

     Reference is made to the sections entitled "Description of Debt Securities--Certain Covenants" and "--Additional Covenants and/or
Modifications to the Covenants Described Above" in the accompanying Prospectus for a description of the covenants applicable to the Notes. Compliance with such covenants with respect to the Notes generally may not be waived by the Board of Trustees of the Company, as general partner of the Operating Partnership, or the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes of such series consent to such waiver.

FLOATING RATE MODE

     During the period from and including August 21, 1998 to but excluding August 23, 1999 (the "Initial Spread Period"), interest on the Notes will be payable quarterly in arrears, on November 23, 1998, February 23, 1999, May 24, 1999 and August 23, 1999 and, for subsequent spread periods, on February 23, May 23, August 23 and November 23 unless otherwise specified on the applicable Duration/Mode Determination Date (or, if any such days are not a Business Day (as defined below), on the next succeeding Business Day (except as described below)), to the persons in whose names the Notes are registered at the close of business on the applicable record date (in the case of Notes in either the Floating Rate Mode or the Fixed Rate Mode, the 15th calendar day, whether or not a Business Day, next preceding the applicable Interest Payment Date) next preceding such Interest Payment Date. During the Initial Spread Period and any Subsequent Spread Period during which the Notes are in the Floating Rate Mode, the interest rate on the Notes will be reset quarterly and the Notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR (as defined below) for the applicable Quarterly Period (as defined below), plus the applicable Spread (as defined below). Interest on the Notes will accrue from and including each Interest Payment Date (or in the case of the Initial Quarterly Period (as defined below), August 21, 1998) to but excluding the next succeeding Interest
Payment Date or maturity date, as the case may be.  The Initial Quarterly
Period will be the period from and including August 21, 1998 to but excluding the first Interest Payment Date (November 23, 1998) (the "Initial Quarterly Period"). Thereafter, each Quarterly Period during the Initial Spread Period or any Subsequent Spread Period (as defined below) (each, a "Quarterly
Period") will be from and including the most recent Interest Payment Date to which interest has been paid to but excluding the next Interest Payment Date; the first day of a Quarterly Period is referred to herein as an "Interest
Reset Date."

     The Spread applicable during the Initial Spread Period will be .45% (the "Initial Spread"), and the interest rate mode used for the Initial Spread Period will be the Floating Rate Mode. Thus, the interest rate per annum during the Initial Quarterly Period will be equal to LIBOR, determined as of August 21, 1998, plus .45%. The interest rate per annum for each succeeding Quarterly Period during the Initial Spread Period will equal LIBOR for such Quarterly Period plus the Initial Spread. Thereafter, the Spread will be determined in the manner described below for each subsequent Spread period from and including each Commencement Date to but excluding each next succeeding Commencement Date (a "Subsequent Spread Period"), which will be one or more periods of at least six months and not more than four years (or any integral-multiple of six months therein), designated by the Operating Partnership, commencing on a February 23 or August 23 (or as otherwise specified by the Operating Partnership and the Remarketing Underwriter (as defined below) on the applicable Duration/Mode Determination Date (as defined below) in connection with the establishment of each Subsequent Spread Period), as applicable (a "Commencement Date"), through and including August 21, 2003 (no Subsequent Spread Period may end after August 21, 2003). The first Commencement Date will be August 21, 1999.

     If any Interest Payment Date (other than at maturity), redemption date, Interest Reset Date, Commencement Date or Tender Date (as defined below) would otherwise be a day that is not a Business Day, such Interest Payment Date, redemption date, Interest Reset Date, Commencement Date or Tender Date will be postponed to the next succeeding day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date, redemption date, Interest Reset Date, Commencement Date or Tender Date shall be the next preceding Business Day.

     LIBOR applicable for a Quarterly Period will be determined by the Rate Agent (as defined under "--Tender at Option of Beneficial Owners" below) as of the second London Business Day (as defined below) preceding each Interest Reset Date (the "LIBOR Determination Date") in accordance with the following provisions:

          (i) LIBOR will be determined on the basis of the offered rates for three-month deposits in U.S. dollars, commencing on the second London Business Day immediately following such LIBOR Determination Date, which appears on Telerate Page 3750 (as defined below) as of approximately
     11:00 a.m., London time, on such LIBOR Determination Date.  "Telerate
     Page 3750" means the display designated on page "3750" on Dow Jones Markets Limited (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Telerate Page 3750, LIBOR for such LIBOR Determination Date will be determined in accordance with the provisions of paragraph (ii) below.

          (ii) With respect to a LIBOR Determination Date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on such LIBOR Determination Date, the Rate Agent shall request the principal London offices of each of four major reference banks in the London interbank market selected by the Rate Agent to provide the Rate Agent with a quotation of the rate at which three-month deposits in U.S. dollars, commencing on the second London Business Day immediately following such LIBOR Determination Date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such LIBOR Determination Date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of such quotations as calculated by the Rate Agent. If fewer than two quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date by three major banks in The City of New York selected by the Rate Agent (after consultation with the Operating Partnership) for loans in U.S. dollars to leading European banks, having a three-month maturity commencing on the second London Business Day immediately following such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Rate Agent are not quoting as mentioned in this sentence, LIBOR for such LIBOR Determination Date will be LIBOR determined with respect to the immediately preceding LIBOR Determination Date, or in the case of the first LIBOR Determination Date, LIBOR for the Initial Quarterly Period.

FIXED RATE MODE

     If the Notes are to be reset to the Fixed Rate Mode, as agreed to by the Operating Partnership and the Remarketing Underwriter on a Duration/Mode Determination Date, then the applicable Fixed Rate for the corresponding Subsequent Spread Period will be determined by 1:00 p.m., New York City time, on the third Business Day prior to the Commencement Date for such Subsequent Spread Period (the "Fixed Rate Determination Date"), in accordance with the following provisions: the Fixed Rate will be determined by adding (i) the applicable Spread (as agreed to by the Operating Partnership and the Remarketing Underwriter on the preceding Spread Determination Date (as defined below)) to (ii) the yield to maturity determined by 1:00 p.m., New York City time, on the Fixed Rate Determination Date (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the applicable United States Treasury security, selected by the Rate Agent after consultation with the Remarketing Underwriter, as having a maturity comparable to the duration selected for the following Subsequent Spread Period, which would be used in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the duration selected for the following Subsequent Spread Period.

     Interest in the Fixed Rate Mode will be computed on the basis of a 360-day year of twelve 30-day months. Such interest will be payable semiannually in arrears on the Interest Payment Dates (February 23 and August 23, unless otherwise specified by the Operating Partnership and the Remarketing Underwriter on the applicable Duration/Mode Determination Date) at the applicable Fixed Rate, as determined by the Operating Partnership and the Remarketing Underwriter on the Fixed Rate Determination Date, beginning on the Commencement Date and for the duration of the relevant Subsequent Spread Period. Interest on the Notes will accrue from and including each Interest Payment Date to but excluding the next succeeding Interest Payment Date or maturity date, as the case may be. See "--Additional Terms of the Notes" below for other provisions applicable to Notes in the Fixed Rate Mode.

     If any Interest Payment Date or any redemption date in the Fixed Rate Mode falls on a day that is not a Business Day (in either case, other than any Interest Payment Date or redemption date that falls on a Commencement Date, in which case such date will be postponed to the next day that is a Business Day), the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such dates.

ADDITIONAL TERMS OF THE NOTES

     The Spread that will be applicable during each Subsequent Spread Period will be the percentage (a) recommended by the Remarketing Underwriter (as defined under "--Tender at Option of Beneficial Owners" below) so as to result in a rate that, in the opinion of the Remarketing Underwriter, will enable tendered Notes to be remarketed by the Remarketing Underwriter at 100% of the principal amount thereof, as described under "--Tender at Option of Beneficial Owners" below, and (b) agreed to by the Operating Partnership. The interest rate mode during each Subsequent Spread Period shall be either the Floating Rate Mode or the Fixed Rate Mode, as determined by the Operating Partnership and the Remarketing Underwriter.

     If the maturity date for the Notes falls on a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date.

     Unless notice of redemption of the Notes as a whole has been given, the duration, redemption dates, redemption type (I.E., par, premium or make-whole), redemption prices (if applicable), Commencement Date, Interest Payment Dates, interest rate mode (I.E., Fixed Rate Mode or Floating Rate Mode) and any other relevant terms for each Subsequent Spread Period will be established by 3:00 p.m., New York City time, on the tenth Business Day prior to the Commencement Date of each Subsequent Spread Period (the "Duration/Mode Determination Date"). In addition, the Spread for each Subsequent Spread Period will be established by 1:00 p.m., New York City time, on the fifth Business Day prior to the Commencement Date of such Subsequent Spread Period (the "Spread Determination Date"). The Operating Partnership will request not less than five nor more than ten Business Days prior to any Spread Determination Date, that DTC notify its Participants (as defined below) of such Spread Determination Date and of the procedures that must be followed if any beneficial owner of a Note wishes to tender such Note as described under "--Tender at Option of Beneficial Owners" below. In the event that DTC or its nominee is no longer the holder of record of the Notes, the Operating Partnership will notify the holders of Notes of such information within such period of time. This will be the only notice given by the Operating Partnership or the Remarketing Underwriter with respect to such Spread Determination Date and procedures for tendering Notes. The term "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are required or authorized to close and, in the case of Notes in the Floating Rate Mode, that is also a London Business Day. The term "London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     In the event that the Operating Partnership and the Remarketing Underwriter do not agree on the Spread for any Subsequent Spread Period, then
(1) the Subsequent Spread Period will be one year, (2) the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period will be the Alternate Spread (as defined below) and (4) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least five Business Days' notice given by no later than the fifth Business Day after the Spread Determination Date in the manner described under "--Redemption of the Notes" below, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date, except that Notes may not be redeemed prior to the Tender Date or later than the last day of such one-year Subsequent Spread Period. The Alternate Spread will be the percentage equal to LIBOR (determined as described above) for the Quarterly Period beginning on the Commencement Date for such Subsequent Spread Period.

     All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

TENDER AT OPTION OF BENEFICIAL OWNERS

     In the event the Operating Partnership and the Remarketing Underwriter agree on the Spread on the Spread Determination Date with respect to any Subsequent Spread Period, the Operating Partnership and the Remarketing Underwriter will enter into a Remarketing Underwriting Agreement (the "Remarketing Underwriting Agreement") on such Spread Determination Date, under which the Remarketing Underwriter will agree, subject to the terms and conditions set forth therein, to purchase from tendering holders of Notes on the date immediately following the end of such Subsequent Spread Period (the "Tender Date") all Notes with respect to which the Remarketing Underwriter receives a Tender Notice as described below at 100% of the principal amount thereof (the "Purchase Price"). In such event (except as otherwise provided in the next succeeding paragraph), each beneficial owner of a Note may, at such owner's option, upon giving notice as provided below (the "Tender Notice"), tender such Note for purchase by the Remarketing Underwriter on the Tender Date at the Purchase Price. The Purchase Price will be paid by the Remarketing Underwriter in accordance with the standard procedures of DTC, which currently provide for payments in same-day funds. Interest accrued on the Notes with respect to the preceding interest period will be paid by the Operating Partnership in the manner described under "--Book-Entry System" below and "--Additional Terms of the Notes" above. If such beneficial owner has an account at the Remarketing Underwriter and tenders such Note through such account, such beneficial owner will not be required to pay any fee or commission to the Remarketing Underwriter. If such Note is tendered through a broker, dealer, commercial bank, trust company or other institution, other than the Remarketing Underwriter, such holder may be required to pay fees or commissions to such other institution. It is currently anticipated that Notes so purchased by the Remarketing Underwriter will be remarketed by it.

     The Tender Notice must be received by the Remarketing Underwriter during the period commencing at 3:00 p.m., New York City time, on the Spread Determination Date and ending at 12:00 noon, New York City time, on the second Business Day following such Spread Determination Date for such Subsequent Spread Period (the "Notice Date"). In order to ensure that a Tender Notice is received on a particular day, the beneficial owner of Notes must direct his broker or other designated Participant or Indirect Participant to give such Tender Notice before the broker's cut-off time for accepting instructions for that day. Different firms may have different cut-off times for accepting instructions from their customers. Accordingly, beneficial owners should consult the brokers or other Participants or Indirect Participants through which they own their interests in the Notes for the cut-off times for such brokers, other Participants or Indirect Participants. See "--Book-Entry System" below. Except as otherwise provided below, a Tender Notice shall be irrevocable. If a Tender Notice is not received for any reason by the Remarketing Underwriter with respect to any Note by 5:00 p.m., New York City time, on the Notice Date, the beneficial owner of such Note shall be deemed to have elected not to tender such Note for purchase by the Remarketing Underwriter.

     The Remarketing Underwriter will attempt, on a reasonable best efforts basis, to remarket the tendered Notes at a price equal to 100% of the aggregate principal amount so tendered. There is no assurance that the Remarketing Underwriter will be able to remarket the entire principal amount of Notes tendered in a remarketing. The obligation of the Remarketing

Underwriter to purchase Notes from tendering holders of Notes will be subject to several conditions precedent set forth in the Remarketing Underwriting Agreement that are customary in the Operating Partnership's public offerings, including a condition that no material adverse change in the condition, financial or otherwise, or in the earnings, assets, business affairs or business prospects, of the Operating Partnership and its subsidiaries, considered as a single enterprise, shall have occurred since the Spread Determination Date. In addition, the Remarketing Underwriting Agreement will provide for the termination thereof by the Remarketing Underwriter upon the occurrence of certain events that are also customary in the Operating Partnership's public securities offerings. In the event that, due to such events with respect to any Subsequent Spread Period, the Remarketing Underwriter does not purchase on the relevant Tender Date all of the Notes for which a Tender Notice shall have been given, (1) all such Tender Notices will be null and void, (2) none of the Notes for which such Tender Notices shall have been given will be purchased by the Remarketing Underwriter on such Tender Date, (3) the Subsequent Spread Period will be one year, which Subsequent Spread Period shall be deemed to have commenced upon the applicable Commencement Date, (4) the Notes will be reset to the Floating Rate Mode, (5) the Spread for such Subsequent Spread Period will be the Alternate Spread and (6) the Notes will be redeemable at the option of the Operating Partnership, in whole or in part, upon at least ten Business Days' notice given by no later than the fifth Business Day following the relevant Tender Date in the manner described under "--Redemption of the Notes" below, on the date set forth in such notice, which shall be no later than the last day of such one-year Subsequent Spread Period, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the redemption date.

     No beneficial owner of any Note shall have any rights or claims against the Operating Partnership or the Remarketing Underwriter as a result of the Remarketing Underwriter not purchasing such Notes, except that such beneficial owner shall have the right to receive the Alternate Spread on such Notes from the Operating Partnership. The Operating Partnership will have no obligation under any circumstance to repurchase any Notes, except in the case of Notes called for redemption as described below.

     If the Remarketing Underwriter does not purchase all Notes tendered for purchase on any Tender Date, it will promptly notify the Operating Partnership and the Trustee. As soon as practicable after receipt of such notice, the Operating Partnership will cause a notice to be given to holders of Notes specifying (1) the one-year duration of the Subsequent Spread Period, (2) that the Notes will be reset to the Floating Rate Mode, (3) the Spread for such Subsequent Spread Period (which shall be the Alternate Spread) and (4) LIBOR for the initial Quarterly Period of such Subsequent Spread Period.

     The term "Remarketing Underwriter" means the nationally recognized broker-dealer selected by the Operating Partnership to act as Remarketing Underwriter. The term "Rate Agent" means the entity selected by the Operating Partnership as its agent to determine (i) LIBOR and the interest rate on the Notes for any Quarterly Period and/or (ii) the yield to maturity on the applicable United States Treasury security that is used in connection with the determination of the applicable Fixed Rate, and the ensuing applicable Fixed Rate. Pursuant to the Remarketing Agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as Remarketing Underwriter and Rate Agent. The Operating Partnership, in its sole discretion, may change the Remarketing Underwriter and the Rate Agent for any Subsequent Spread Period at any time on or prior to 3:00 p.m., New York City time, on the Duration/Mode Determination Date relating thereto.

     Each of the Rate Agent and the Remarketing Underwriter, in its individual or any other capacity, may buy, sell, hold and deal in any of the Notes. Either of such parties may exercise any vote or join in any action which any beneficial owner of Notes may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. Either of such parties, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Operating Partnership as freely as if it did not act in any capacity under the Remarketing Agreement.

REDEMPTION OF THE NOTES

     The Notes may not be redeemed prior to August 23, 1999. On that date, on each Commencement Date and on those Interest Payment Dates specified as redemption dates by the Operating Partnership on the Duration/Mode Determination Date in connection with any Subsequent Spread Period, the Notes may be redeemed, at the option of the Operating Partnership, in whole or in part, upon notice thereof given at any time during the 30 calendar day period ending on the tenth Business Day prior to the redemption date, in accordance with the redemption type selected on the Duration/Mode Determination Date.
In the event that less than all of the outstanding Notes are to be redeemed, the Notes to be redeemed shall be selected by such method as the Operating Partnership shall deem fair and appropriate. So long as the Global Note is held by DTC, the Operating Partnership will give notice to DTC, whose nominee is the record holder of all of the Notes, and DTC will determine the principal amount to be redeemed from the account of each Participant. A Participant may determine to redeem from some beneficial owners (which may include a Participant holding Notes for its own account) without redeeming from the accounts of other beneficial owners. The Notes are also subject to redemption as provided under "--Tender at Option of Beneficial Owners" above.

     The redemption type to be chosen by the Operating Partnership and the Remarketing Underwriter on the Duration/Mode Determination Date may be one of the following as defined herein: (i) Par Redemption; (ii) Premium Redemption or
(iii) Make-Whole Redemption. "Par Redemption" means redemption at a redemption price equal to 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date. "Premium Redemption" means redemption at a redemption price or prices greater than 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date, as determined on the Duration/Mode Determination Date. "Make-Whole Redemption" means redemption at a redemption price equal to the sum of (A) the principal amount of the Notes being redeemed plus accrued interest thereof, if any, to the redemption date and (B) the Make-Whole Amount (as defined below) if any, with respect to such Notes.

     "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "REINVESTMENT RATE" means .25% plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release (as defined below) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Rate Agent, after consultation with the Operating Partnership.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be issued only in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Note in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC, or (iii) by DTC or any such nominee to a successor of DTC or
a nominee of such successor.  See "Description of Debt Securities   Book
Entry Registration" in the accompanying Prospectus.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated thereunder ("Treasury Regulations"), and rulings and decisions now in effect, all of which are subject to change (prospectively or retroactively). The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers buying the Notes at the original offering price (except where otherwise specifically noted). It does not discuss any state, local or foreign tax consequences and does not discuss all aspects of Federal income taxation that might be relevant to a specific holder in light of its particular investment or tax circumstances.

     PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. HOLDERS

     PAYMENTS OF INTEREST. The Notes should constitute "variable rate debt instruments" ("VRDI") and the interest payments received should be considered "qualified stated interest" under section 1.1275-5 of the Treasury Regulations. The interest received will thus be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received in accordance with the U.S. Holder's regular method of tax accounting.

     DISPOSITION OF A NOTE. Based on the foregoing treatment, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which will be taxable as interest income) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note is generally equal to such U.S. Holder's initial investment in such Note. Any such gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the Notes have been held for more than one year prior to the date of disposition. Tax rates on capital gains received by individual U.S. Holders vary depending on each U.S. Holder's income and holding period for the Notes. U.S. Holders who are individuals should contact their own tax advisors for more information or for the capital gains rate applicable to a specific Note. The deduction of capital losses is subject to certain limitations.

     OTHER POSSIBLE TREATMENT OF THE NOTES. While the Operating Partnership intends to treat the Notes as VRDIs issued without original issue discount ("OID"), it is possible that the Internal Revenue Service ("IRS") will take the position that the Notes are either (i) VRDIs issued with OID, or (ii) contingent payment debt instruments. In the event the IRS were successful in either assertion, holders of Notes could experience U.S. Federal income tax consequences significantly different from those discussed herein.
Prospective purchasers of Notes are urged to consult their tax advisors as to the potential application of, and the consequences of applying, the regulations governing VRDIs issued with OID and contingent payment obligations.

NON-U.S. HOLDERS

     A non-U.S. Holder will not be subject to Federal income taxes on payment of principal, premium (if any) or interest of a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater partner of the Operating Partnership, a controlled foreign corporation related to the Operating Partnership or a bank receiving interest described in section 881(c)(3)(A) of the

Code, and provided that the interest is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and
(iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     Generally, a non-U.S. Holder will not be subject to Federal income taxes on any amount which constitutes gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     If a non-U.S. Holder is engaged in a trade or business in the United States and interest or gain on the Note is effectively connected with the conduct of such trade or business, such holder, although exempt from U.S. Federal withholding tax as discussed above (or by reason of the delivery of a properly completed Form 4224), is subject to U.S. Federal income tax on such interest and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a U.S. Holder. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, unless it qualifies for a lower rate under an applicable income tax treaty.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater partner of the Operating Partnership or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would normally be made on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's Federal income tax provided the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

     On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The IRS has announced that the New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999 will remain valid until the earlier of December 31, 2000 or the expiration of the certificate under rules currently in effect (unless otherwise invalidated due to changes in circumstances of the person whose name is on such certificate).
Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

                                    UNDERWRITING

     Subject to the terms and conditions set forth in the Terms Agreement, dated August 18 , 1998, incorporating by reference the related Purchase Agreement, dated December 13, 1994, as amended (collectively, the "Purchase Agreement"), the Operating Partnership has agreed to sell to each of the Underwriters named below, and each of the Underwriters named below has severally agreed to purchase from the Operating Partnership, at a price equal to 99.65% of the principal amount thereof, the respective principal amount of Notes set forth opposite its name below.


                                                     PRINCIPAL AMOUNT
                  UNDERWRITERS                          OF NOTES

        Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated                   $   75,000,000
        Goldman, Sachs & Co.                           25,000,000
                                                   ----------------
                  TOTAL                            $  100,000,000
                                                   ----------------
                                                   ----------------

     The Underwriters have advised the Operating Partnership that the Underwriters propose to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices determined at the time of sale. The Underwriters may effect such transactions by selling Notes to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Notes by them may be deemed to be underwriting compensation.

     The Notes are a new issue of securities with no established trading market. The Operating Partnership does not intend to apply for listing of the Notes on a national securities exchange. The Operating Partnership has been advised by the Underwriters that they intend to make a market in the Notes as permitted by applicable laws and regulations, but are not obligated to do so
and may discontinue market making at any time without notice.   No assurance
can be given as to the liquidity of the trading market for the Notes.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the offering, I.E., if they sell more of the Notes than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market.

     In general, purchasers of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Operating Partnership nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.
In addition, neither the Operating Partnership nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Operating Partnership has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters from time to time provides investment banking and financial advisory services to the Company and other entities owned or controlled by Mr. Zell, and affiliates of the Underwriters from time to time provide financing to such entities.

     The Operating Partnership has purchased, and may purchase in the future, multifamily properties from affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OPERATING PARTNERSHIP. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE OPERATING PARTNERSHIP SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
The Offering...................................        S-3
The Operating Partnership......................        S-4
Recent Developments............................        S-5
Use of Proceeds................................        S-7
Business and Properties........................        S-7
Selected Financial and Operating Information...       S-10
Description of the Notes.......................       S-12
Certain United States Federal Income Tax
  Considerations...............................       S-18
Underwriting...................................       S-21

                        PROSPECTUS
Special Note Regarding Forward-Looking
  Statements...................................          2
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
The Operating Partnership......................          4
Use of Proceeds................................          6
Ratios of Earnings to Combined Fixed Charges
  and Preference Unit Distributions............          6
Description of Debt Securities.................          7
Plan of Distribution...........................         19
Experts........................................         20
Legal Matters..................................         20

                                  $100,000,000

                                 ERP OPERATING
                              LIMITED PARTNERSHIP

                           REMARKETED RESET NOTES DUE
                                AUGUST 21, 2003

                               ------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.

                                AUGUST 18, 1998

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                                     -------------------------------------------
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                                     -------------------------------------------